Exhibit 99.1

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three and nine months ended September 30, 2024

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of November 5, 2024, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three and nine months ended September 30, 2024 (the “Interim Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals as at December 31, 2023, and for the years ended December 31, 2023 and 2022 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS as issued by the IASB. Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form (“AIF”) available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Company Overview

Triple Flag is a precious-metals-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

Since inception, we have invested in and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver. As at November 5, 2024, our portfolio is comprised of 235 assets, consisting of 16 streams and 219 royalties.

The following charts highlight our recent quarterly performance:

1.	GEOs and adjusted EBITDA are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Asset Count[1]
Producing	30
Development & Exploration[2]	205
Total	235
1.	Asset count as at November 5, 2024.
2.	Represents 49 development stage assets and 156 exploration stage assets.

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metals streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, precious-metals-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective that accretive new investments are pursued with management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow per share.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended September 30		Nine months ended September 30
Average Metal Prices/Exchange Rates	2024	2023	2024	2023
Gold (US$/oz)[1]	2,474	1,928	2,296	1,930
Silver (US$/oz)[2]	29.43	23.57	27.22	23.40
Exchange rate (US$/C$)[3]	1.3641	1.3414	1.3604	1.3456

1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar, the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and related interests and royalty portfolio.

During the three months ended September 30, 2024, the gold price continued its strong performance in 2024, setting an all-time record fueled by rate cut projections by the global markets for major central banks and several uncertainties within global economies, ranging from $2,329 to $2,664 per ounce, averaging $2,474 per ounce for the period, a 28% increase from the same period in the prior year. During the nine months ended September 30, 2024, the gold price ranged from $1,985 to $2,664 per ounce, averaging $2,296 per ounce for the period, a 19% increase from the same period in the prior year. As at September 30, 2024, the gold price was $2,630 per ounce (based on the LBMA PM fix).

Silver

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications and silver demand is also correlated to industrial indices. A rebound of manufacturing activity is expected to have a positive effect on silver, as silver has many uses. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended September 30, 2024, the silver price ranged from $26.93 to $32.48 per ounce, averaging $29.43 per ounce for the period, a 25% increase from the same period in the prior year. During the nine months ended September 30, 2024, the silver price ranged from $22.09 to $32.48 per ounce, averaging $27.22 per ounce for the period, a 16% increase from the same period in the prior year. As at September 30, 2024, the silver price was $31.08 per ounce (based on the LBMA fix).

Currency Exchange Rates

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at September 30, 2024, there were no hedging programs in place for non-U.S. denominated dollar expenses.

Financial and Operating Highlights

Three and nine months ended September 30, 2024, compared to the three and nine months ended September 30, 2023

	Three months ended		Nine months ended
	September 30		September 30
($ thousands except GEOs, per share metrics, and asset margin)	2024	2023	2024	2023
IFRS measures:
Revenue	$73,669	$49,425	$194,778	$152,285
Gross Profit	36,663	25,809	108,826	75,629
Depletion	21,492	16,811	56,368	48,479
General Administration Costs	5,144	4,440	17,129	15,296
Impairment charges and expected credit losses[1]	—	28,081	148,034	28,081
Net earnings (loss)	29,649	(6,041)	(64,364)	26,527
Net earnings (loss) per share – basic and diluted	0.15	(0.03)	(0.32)	0.13
Operating Cash Flow	61,798	36,750	150,030	116,494
Operating Cash Flow per Share	0.31	0.18	0.74	0.59

Non-IFRS measures[2]:
GEOs	29,773	25,629	84,759	78,844
Adjusted Net Earnings	29,611	20,415	79,117	54,254
Adjusted Net Earnings per Share	0.15	0.10	0.39	0.27
Adjusted EBITDA	63,447	39,925	164,477	121,413
Free Cash Flow	61,798	36,750	150,030	116,494
Asset Margin	92%	90%	92%	90%
4.	Impairment charges and expected credit losses for the nine months ended September 30, 2024, are largely due to impairments taken on the Nevada Copper Corp. (“Nevada Copper”) stream and related interests as well as impairments taken on the Moss stream and related interests. Refer to the Critical Accounting Estimates and Judgments section for more details.
5.	GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2024 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

The following table provides our full year 2024 guidance, which remains unchanged from the 2024 guidance that is included in our annual MD&A:

2024 Guidance[3]
GEOs[1]	105,000 to 115,000 GEOs
Depletion	$70 million to $80 million
General administration costs	$23 million to $24 million
Australian Cash Tax rate[2]	~25%

1.	GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests.
3.	Assumed commodity prices of $1,900/oz gold and $21.00/oz silver.

Our 2024 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing Mineral Reserves and the operator’s publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges for our counterparties. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to certain risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2024 will be in the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected, and our share price may decline.

Sustainability Initiatives and Talent

During the three months ended September 30, 2024, we made significant progress in advancing the implementation of Triple Flag’s 2024 community investment framework, as we continued to support our mining partners’ social license to operate. Triple Flag, on behalf of three of our counterparties, secured $0.2 million from the World Gold Council to assist various local sustainable development programs for communities near our mining assets in Northparkes and Stawell in Australia, and Cerro Lindo in Peru. These programs will address mental health and wellbeing issues in Australia and increase clean water security in local affected areas in Peru. The latter will mark the expansion of our Sustainable Development Goals (SDGs), as the project will align with SDG 6 – Clean Water and Sanitation, introducing it within our community investment framework moving forward.

In a joint effort with local mining and streaming partners, we have committed funding to support the Museum of Northern History within the Kirkland Lake community in Northern Ontario to allow them to keep their doors open to the public.

Following the departure of our Founder & former CEO, Shaun Usmar on September 26, 2024, and a smooth transition period, our succession plan has been successfully implemented and our newly promoted Officers have assumed their new roles.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. For periods greater than one quarter, GEOs are summed for each quarter in the period. The gold price is determined based on the LBMA PM fix.

Three and nine months ended September 30, 2024, compared to three and nine months ended September 30, 2023

	Three months ended September 30		Nine months ended September 30
Revenue ($000s)	2024	2023	2024	2023
Streaming and Related Interests
Cerro Lindo	$17,298	$10,563	$50,997	$32,550
Northparkes	16,671	7,559	45,159	21,754
Impala Bafokeng	3,416	3,148	9,881	9,185
Buriticá	4,538	3,029	9,955	8,646
Altan Tsagaan Ovoo ("ATO")	3,936	4,130	9,716	15,857
Auramet	3,068	2,358	8,606	7,208
Bonikro	5,038	—	5,038	—
Agbaou	3,314	—	3,314	—
La Colorada	683	1,166	2,822	3,821
Other	845	5,437	1,921	18,520
	$58,807	$37,390	$147,409	$117,541
Royalty Interests
Beta Hunt	$2,725	$2,328	$8,614	$7,015
Fosterville	3,102	3,108	7,385	8,144
Kensington	683	—	5,851	—
Young-Davidson	1,760	1,319	4,691	3,888
Camino Rojo	1,570	1,079	4,361	3,118
Florida Canyon	1,123	1,554	3,334	2,979
Dargues	672	826	2,809	2,299
Stawell	985	200	2,342	651
Agbaou	405	793	2,012	1,699
Other	1,837	828	4,598	4,951
	$14,862	$12,035	$45,997	$34,744
Revenue from contracts with customers	$73,669	$49,425	$193,406	$152,285
Revenue – Other	$—	$—	$1,372	$—
Total	$73,669	$49,425	$194,778	$152,285

	Three months ended September 30		Nine months ended September 30
Revenue ($000s)	2024	2023	2024	2023
Gold	$48,823	$29,149	$123,048	$89,473
Silver	24,565	18,321	70,077	56,070
Other	281	1,955	1,653	6,742
Total	$73,669	$49,425	$194,778	$152,285

	Three months ended September 30		Nine months ended September 30
GEOs (ounces)	2024	2023	2024	2023
Streaming and Related Interests
Cerro Lindo	6,991	5,477	22,160	16,925
Northparkes	6,738	3,919	19,644	11,223
Impala Bafokeng	1,381	1,632	4,323	4,754
Buriticá	1,834	1,570	4,263	4,478
ATO	1,591	2,142	4,221	8,218
Auramet	1,240	1,222	3,753	3,734
Bonikro	2,036	—	2,036	—
Agbaou	1,339	—	1,339	—
La Colorada	275	605	1,252	1,978
Other	342	2,820	862	9,593
	23,767	19,387	63,853	60,903
Royalty Interests
Beta Hunt	1,101	1,207	3,759	3,621
Fosterville	1,254	1,612	3,206	4,199
Kensington	276	—	2,741	—
Young-Davidson	711	684	2,040	2,011
Camino Rojo	635	560	1,904	1,615
Florida Canyon	454	806	1,451	1,538
Dargues	272	428	1,247	1,183
Stawell	398	104	1,022	338
Agbaou	164	411	889	870
Other	741	429	1,984	2,565
	6,006	6,242	20,243	17,941
GEOs – Other	—	—	663	—
Total	29,773	25,629	84,759	78,844

	Three months ended September 30		Nine months ended September 30
GEOs (ounces)	2024	2023	2024	2023
Gold	19,732	15,115	53,502	46,254
Silver	9,928	9,500	30,481	29,100
Other	113	1,014	776	3,490
Total	29,773	25,629	84,759	78,844

For the three months ended September 30, 2024, we sold 29,773 GEOs, an increase of 16% from 25,629 GEOs sold for the same period in the prior year largely due to higher GEOs from Northparkes and Cerro Lindo due to higher deliveries, as well as GEOs from the acquisition of the 3% gold streams on Agbaou and Bonikro during the period (See “Key Developments” below). This was partially offset by lower GEOs from ATO and Moss due to lower deliveries and lower GEOs from Fosterville due to lower attributable royalty ounces. For the nine months ended September 30, 2024, we sold 84,759 GEOs, an increase of 8% from 78,844 GEOs sold for the same period in the prior year, largely due to higher GEOs from Northparkes and Cerro Lindo due to higher deliveries, GEOs from the acquisition of the 3% gold streams on Agbaou and Bonikro during the period and GEOs from the Kensington royalty which began paying earlier this year. This was partially offset by lower GEOs from ATO and Moss due to lower deliveries and lower GEOs from Fosterville due to lower attributable royalty ounces.

Key Developments

For the nine months ended September 30, 2024

Acquisition of 3% gold streams on Agbaou and Bonikro

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the “Allied Streams”) operated by Allied Gold Corp. (“Allied”) and also acquired the right to purchase metal based on production from January 1, 2024, to August 14, 2024 (“initial ounces”), for a total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Cote d’Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of 2,500 to 2,750 ounces will be delivered and under the Bonikro stream, an annual minimum of 3,500 to 4,200 ounces will be delivered. A parent guarantee is provided by Allied under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million to the initial ounces. These ounces were sold prior to the end of the third quarter.

Acquisition of additional Tamarack Royalty

On July 5, 2024, Triple Flag acquired an additional 1.0% net smelter return (“NSR”) royalty from Talon Nickel (USA) LLC (“Talon”), a wholly owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8 million (“Additional Tamarack Royalty”). The royalty is on Talon’s participating interest in the Tamarack project. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag shall receive $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million to be received in the first quarter of 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income (loss) for the nine months ended September 30, 2024.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

●	Effective January 1, 2024, the royalty to pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026;
●	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027; and
●	The amended NSR royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

Steppe Gold Prepaid Gold Interest

On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest agreement such that the Company would make a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold over five months. Triple Flag expects the August and September deliveries under the prepaid gold interest to be received by the end of the fourth quarter of 2024. Separately, Steppe Gold continues to meet its obligations under the stream agreement for ATO. The Steppe Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

Operating Assets – Performance

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Asset Performance — Streams and related assets (producing)

1.	Cerro Lindo (Operator: Nexa Resources S.A.)

Under the stream agreement with Nexa Resources S.A. (“Nexa”), we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to four months. As at September 30, 2024, 16.0 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

For the three months ended September 30, 2024, we sold 576,744 ounces of silver delivered under the agreement, a 27% increase from the same period in the prior year, driven by higher deliveries. GEOs sold were 6,991 for the three months ended September 30, 2024, compared to 5,477 for the same period in the prior year.

For the nine months ended September 30, 2024, we sold 1.8 million ounces of silver delivered under the agreement, a 30% increase from the same period in the prior year driven by higher deliveries. GEOs sold were 22,160 for the nine months ended September 30, 2024, compared to 16,925 for the same period in the prior year.

During the third quarter, Cerro Lindo continued robust silver deliveries under the stream agreement following strong silver production in the first half of the year. Ongoing exploration at Cerro Lindo is primarily focused on extending the mineralization of near mine targets known as Orebodies 8B, 9 and 6a, as well as the Patahuasi Millay target located within Triple Flag’s stream area.

2.	Northparkes (Operator: Evolution Mining Limited)

Under the stream agreement, we receive 54% of payable gold from Northparkes until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter. Typically, deliveries under the stream may lag production by approximately two months. As at September 30, 2024, 57,395 ounces of gold and 944,736 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended September 30, 2024, we sold 5,816 ounces of gold and 63,735 ounces of silver. This compares to 3,254 ounces of gold and 55,098 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 6,738 for the three months ended September 30, 2024, compared to 3,919 for the same period in the prior year.

For the nine months ended September 30, 2024, we sold 16,950 ounces of gold and 206,803 ounces of silver. This compares to 9,184 ounces of gold and 171,255 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 19,644 for the nine months ended September 30, 2024, compared to 11,223 for the same period in the prior year.

Development of the sub-level (“SLC”) cave at E48 commenced in July 2024 with commissioning on-track for the second quarter of 2025. This orebody’s higher reserve grade of 0.41 g/t Au is expected to partially offset the depletion of the E31 and E31N open pits, with a current mine life expected to end in 2034. A pre-feasibility study for the E48 SLC remains scheduled for completion in the first quarter of 2025.

First production from the E22 orebody is expected during Evolution Mining Limited’s (“Evolution”) fiscal year ending June 30, 2029, with a current reserve grade of 0.37 g/t Au.

A SLC hybrid option study for E22 is expected to be completed by Evolution by June 30, 2025.

Additionally, exploration at the Major Tom and E51 targets continues to return encouraging results on the growth potential for near surface copper-gold mineralization. Both open pit targets are located within three kilometers of the processing plant, with recent assays including 26.0 meters grading 1.04% copper and 0.15g/t gold. Drills continue to turn with the objective of delineating the full extent of mineralization at both Major Tom and E51. A maiden resource for E51 is expected in the second quarter of 2025.

3.	Impala Bafokeng Operations, previously known as Royal Bafokeng Platinum (Operator: Impala Platinum Holdings Limited)

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Impala Bafokeng Operations (“Impala Bafokeng”). Typically, deliveries under the stream may lag production by approximately five months. As at September 30, 2024, 32,537 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended September 30, 2024, we sold 1,376 ounces of gold delivered under the stream agreement, compared to 1,631 ounces delivered and sold for the same period in the prior year. GEOs sold were 1,381 for the three months ended September 30, 2024, compared to 1,632 for the same period in the prior year.

For the nine months ended September 30, 2024, we sold 4,319 ounces of gold delivered under the stream agreement, compared to 4,767 ounces delivered and sold for the same period in the prior year. GEOs sold were 4,323 for the nine months ended September 30, 2024, compared to 4,754 for the same period in the prior year.

Development of the asset’s value driver, Styldrift, remains ongoing with a steady ramp-up expected to deliver improved efficiencies given current market conditions. During the third quarter of 2024, Impala Platinum Holdings Limited (“Implats”) commenced a restructuring process to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has started, resulting in improved plant availability and recovery. Implats expects monthly milled throughput of 230 thousand tonnes at Styldrift by the end of their fiscal year 2027.

4.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement, we receive 100% of payable silver from Buriticá based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

For the three months ended September 30, 2024, we sold 155,414 ounces of silver delivered to the Company under the agreement, compared to 129,771 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 1,834 for the three months ended September 30, 2024, compared to 1,570 for the same period in the prior year.

For the nine months ended September 30, 2024, we sold 357,113 ounces of silver delivered to the Company under the agreement, compared to 376,636 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 4,263 for the nine months ended September 30, 2024, compared to 4,478 for the same period in the prior year.

Throughout 2024, Buriticá was able to maintain steady operations; however, due to the ongoing presence of illegal miners, certain areas of the mine were avoided as a precautionary measure. The mine site continues to engage closely with the surrounding community on illegal mining with support by national institutions, including the National Police of Colombia.

5.	Altan Tsagaan Ovoo (Operator: Steppe Gold)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and thereafter, 25% of payable gold subject to an annual cap of 7,125 ounces. We also receive 50% of the payable silver until 375,000 ounces of silver have been delivered and thereafter, 50% of payable silver subject to an annual cap of 59,315 ounces. As at September 30, 2024, 29,713 ounces of gold and 114,199 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended September 30, 2024, we sold 1,439 ounces of gold and 10,114 ounces of silver delivered to the Company under the stream, compared to the 1,995 ounces of gold and 11,922 ounces of silver delivered and sold under the stream and related interests for the same period in the prior year, respectively. GEOs sold were 1,591 for the three months ended September 30, 2024, compared to 2,142 for the same period in the prior year.

For the nine months ended September 30, 2024, we sold 3,700 ounces of gold and 38,320 ounces of silver delivered to the Company under the stream, compared to the 7,891 ounces of gold and 26,928 ounces of silver delivered and sold under the stream and related interests for the same period in the prior year, respectively. GEOs sold were 4,221 for the nine months ended September 30, 2024, compared to 8,218 for the same period in the prior year.

On August 1, 2024, the previously announced merger of Steppe Gold and Boroo Gold LLC was completed. The completion of this acquisition has established Steppe Gold as the largest gold producer in Mongolia, providing further financial strength, asset diversification and scale.

Commissioning of the ATO Phase 2 Expansion project remains on track for the first half of 2026.

On March 15, 2024, Triple Flag entered into an agreement with Steppe Gold to acquire a prepaid gold interest. Under the terms of the agreement, the Company made a cash payment of $5 million to acquire the prepaid gold interest, which provides for the delivery of 2,650 ounces of gold that will be delivered by Steppe Gold over five months. Triple Flag expects the August and September deliveries under the prepaid gold interest to be received by the end of the fourth quarter of 2024.

Asset Performance — Royalties (Producing)

1.	Beta Hunt (Operator: Westgold Resources Limited, effective August 1, 2024)

The Company holds a 3.25% gross revenue return (“GRR”) and 1.5% NSR royalty on all gold production and aggregate 1.5% NSR royalties on all nickel production from the Beta Hunt mine, located in Australia.

GEOs earned were 1,101 for the three months ended September 30, 2024, compared to 1,207 for the prior year. For the nine months ended September 30, 2024, we earned 3,759 GEOs compared to 3,621 in the prior year.

In September 2024, Westgold declared an inaugural exploration target for the Fletcher Zone of Beta Hunt totaling 23 to 27 million tonnes at 2.1 to 2.5 g/t Au containing 1.6 to 2.1 million ounces of gold. This compares to the current resource base at Beta Hunt of 17.7 million tonnes grading 2.74 g/t Au at 1.6 million ounces in the M&I category (inclusive) and 12.9 million tonnes grading 2.63 g/t Au at 1.1 million ounces in the inferred category, comprising of the Western Flanks, A Zone, Larkin and Mason deposits.

The Fletcher Zone is a substantial discovery at Beta Hunt and is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine, 300 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt. Across a two-kilometer strike zone, a minimum of three drill rigs is expected to focus on resource definition drilling over the near term at the Fletcher Zone. Westgold is also advancing decline development from Western Flanks towards the Fletcher Zone to access a potential new mining front.

Separately, the expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum is expected to be completed during the first half of 2025. Westgold is developing a comprehensive infrastructure replacement and upgrade plan to support the expected higher productivity levels at Beta Hunt, focusing primarily on electrical, ventilation and water distribution networks.

2.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited)

The Company holds a 2% NSR royalty interest in Agnico Eagle Mines Limited’s (“Agnico Eagle") Fosterville mine in Australia.

GEOs earned were 1,254 for the three months ended September 30, 2024, compared to 1,612 for the prior year. For the nine months ended September 30, 2024, we earned 3,206 GEOs compared to 4,199 in the prior year.

Fosterville is also currently advancing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. The operator expects the project to be completed by early 2025. Fosterville continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput and reduce unit costs to ensure that the asset remains a sustainable producer of 175,000 to 200,000 ounces of gold annually.

3.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

The Company holds a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos”) Young-Davidson mine in Canada. GEOs earned were 711 for the three months ended September 30, 2024, compared to 684 for the same period in the prior year. For the nine months ended September 30, 2024, we earned 2,040 GEOs compared to 2,011 in the prior year.

In September 2024, Alamos narrowed production guidance for 2024 to 180 to 190 thousand ounces of gold, and reiterated 2025 and 2026 guidance of 180 to 195 thousand ounces of gold.

Prepaid Gold Interests and Investments

The following table summarizes prepaid gold interests and investments as at September 30, 2024, and December 31, 2023:

	As at	As at
($ thousands)	September 30, 2024	December 31, 2023
Prepaid gold interests - Auramet Capital Partners[1]	$39,149	$40,248
Prepaid gold interests - Steppe Gold[2]	6,177	—
Total Prepaid Gold Interests	$45,326	$40,248
Investments[3]	2,999	6,248
Total Prepaid Gold Interests and Investments	$48,325	$46,496

1.	Represents a prepaid gold interest with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”). The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031 and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the stream for a cash payment of $5 million less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.
2.	On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest agreement such that the Company would make a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold over five months. Triple Flag expects the August and September deliveries under the prepaid gold interest to be received by the end of the fourth quarter of 2024.
3.	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 as one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy as the relevant observable inputs are not available.

Financial Condition and Shareholders’ Equity Review

Summary Balance Sheets

The following table presents summarized consolidated balance sheet information as at September 30, 2024, and December 31, 2023:

	As at	As at
($ thousands)	September 30, 2024	December 31, 2023
Cash and cash equivalents	$23,602	$17,379
Other current assets	39,647	39,659
Non‑current assets	1,709,978	1,837,426
Total assets	$1,773,227	$1,894,464

Current liabilities	$19,880	$17,315
Debt	35,000	57,000
Other non‑current liabilities	8,787	9,408
Total liabilities	63,667	83,723
Total shareholders’ equity	1,709,560	1,810,741
Total liabilities and shareholders’ equity	$1,773,227	$1,894,464

Total assets were $1,773.2 million as at September 30, 2024, compared to $1,894.5 million as at December 31, 2023. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally includes cash and cash equivalents, receivables, and investments. The decrease in total assets from December 31, 2023 was driven by impairment charges taken during the second quarter of 2024, combined with depletion of mineral interests, partially offset by acquisitions of assets, including prepaid gold interests and mineral interests.

Total liabilities were $63.7 million as at September 30, 2024, compared to $83.7 million as at December 31, 2023. The decrease in total liabilities is largely driven by net repayment of the Credit Facility. Total liabilities consist largely of debt, amounts payable and other liabilities, deferred tax liabilities and lease obligations. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total shareholders’ equity as at September 30, 2024, was $1,709.6 million, compared to $1,810.7 million as at December 31, 2023. The decrease in shareholders’ equity largely reflects the net loss incurred during this period, combined with dividends paid.

Shareholders’ Equity

As at September 30, 2024	Number of shares
Common shares	201,416,842
As at December 31, 2023	Number of shares
Common shares	201,353,962

Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars, in each case under the symbol “TFPM”.

As at November 5, 2024, 201,432,843 common shares are issued and outstanding and stock options are outstanding to purchase a total of 1,927,836 common shares.

For the three and nine months ended September 30, 2024, we declared and paid dividends in United States dollars totaling $11.1 million and $32.2 million, respectively (2023: $10.6 million and $30.7 million, respectively). For the three and nine months ended September 30, 2024, no shares were issued from treasury for participation in the Dividend Reinvestment Plan. In the first and second quarter, the Company declared and paid a dividend of US$0.0525 per share. In the third quarter, the Company declared and paid a dividend of US$0.0550 per share, representing the Company’s third consecutive annual increase of the dividend since its May 2021 initial public offering.

Results of Operations Review

Condensed Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) information for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30		Nine months ended September 30
($ thousands except share and per share information)	2024	2023	2024	2023
Revenue	$73,669	$49,425	$194,778	$152,285
Cost of sales	(37,006)	(23,616)	(85,952)	(76,656)
Gross profit	36,663	25,809	108,826	75,629

General administration costs	(5,144)	(4,440)	(17,129)	(15,296)
Business development costs	(851)	(991)	(3,039)	(3,346)
Impairment charges and expected credit losses	—	(28,081)	(148,034)	(28,081)
Operating income (loss)	30,668	(7,703)	(59,376)	28,906

Loss on disposition of mineral interests	—	—	—	(1,000)
Increase in fair value of prepaid gold interests	1,745	1,121	7,257	3,889
Increase (decrease) in fair value of investments	35	(1,919)	(1,731)	(1,988)
Finance costs, net	(1,499)	(539)	(4,172)	(3,117)
Other expenses	—	—	(1,766)	—
Sustainability initiatives	(38)	(206)	(431)	(428)
Foreign currency translation gain (loss)	10	(327)	105	(275)
Other income (expense)	253	(1,870)	(738)	(2,919)
Earnings (loss) before income taxes	30,921	(9,573)	(60,114)	25,987
Income tax (expense) recovery	(1,272)	3,532	(4,250)	540
Net earnings (loss)	$29,649	$(6,041)	$(64,364)	$26,527
Weighted average shares outstanding –basic	201,456,258	201,839,092	201,282,930	198,589,730
Weighted average shares outstanding –diluted	202,069,853	201,839,092	201,282,930	198,814,120
Earnings (loss) per share – basic and diluted	$0.15	$(0.03)	$(0.32)	$0.13

Three months ended September 30, 2024 compared to three months ended September 30, 2023

Revenue was $73.7 million, a quarterly record, an increase of 49% from $49.4 million for the same period in the prior year. The increase was largely driven by $9.2 million higher revenue due to higher gold prices, $2.7 million higher revenue due to higher silver prices, and $14.4 million increase from greater volume from streams and related interests, partially offset by a $1.8 million decrease in revenue from lower revenue from royalties. Higher revenue from streams and related interests were driven by higher deliveries from Northparkes and Cerro Lindo, as well as deliveries from the Allied Streams and the initial ounces acquired during the third quarter of 2024, partially offset by lower deliveries from

ATO. Lower revenue from royalties was largely due to lower attributable ounces from Fosterville, partially offset by higher attributable royalty ounces from Camino Rojo, Stawell and Kensington, which began paying earlier this year.

The average market gold price and actual gold sales volume for our streams and related interests were $2,474 per ounce, a quarterly record, and 13,638 ounces, respectively, compared to $1,928 per ounce and 8,725 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $29.43 per ounce and 812,097 ounces, respectively, compared to $23.57 per ounce and 789,698 ounces, respectively, in the prior year.

Cost of sales represents the price of metals acquired under our stream agreements and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $37.0 million (including depletion) from streams and related interests and royalties, compared to $23.6 million (including depletion) from streams and related interests and royalties for the same period in the prior year. Cost of sales for the three months ended September 30, 2024, included $6.9 million of costs relating to metal delivered from Agbaou and Bonikro based on production for the preclosing period of January 1, 2024, to August 14, 2024, which were recorded at the prevailing market price. Higher cost of sales was also driven by higher deliveries from the Cerro Lindo and Northparkes streams, higher depletion from Camino Rojo, Stawell and Kensington royalties, partially offset by lower depletion from lower deliveries from ATO and lower attributable royalty ounces from Fosterville.

Gross profit was $36.7 million, an increase of 42% from $25.8 million for the same period in the prior year. The increase was largely driven by higher realized gold and silver prices, combined with higher stream deliveries from Cerro Lindo and Northparkes, partially offset by lower gross profit from Fosterville due to lower attributable royalty ounces and lower deliveries from the ATO streams.

General administration costs were $5.1 million, compared to $4.4 million for the same period in the prior year. Higher costs for the three months ended September 30, 2024, were largely driven by higher professional services costs due to increased business needs as well as impact of a higher share price on share-based payments.

Business development costs were $0.9 million, compared to $1.0 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

The increase in the fair value of our prepaid gold interests for the three months ended September 30, 2024, was $1.7 million, compared to $1.1 million for the same period in the prior year. The increase is driven by higher market gold prices during the period.

Finance costs, net was $1.5 million, compared to $0.5 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The increase is largely driven by lower interest received during the period.

Income tax expense was $1.3 million, compared to an income tax recovery of $3.5 million for the same period in the prior year. The income tax recovery for the same period in the prior year was largely driven by tax recovery associated with impairment charges.

Net earnings was $29.6 million, compared to a net loss of $6.0 million for the same period in the prior year. Net earnings was largely driven by higher gross profit across the portfolio driven by higher metal prices as well as higher metal deliveries. The net loss in the prior year was largely driven by impairment charges.

Nine months ended September 30, 2024, compared to nine months ended September 30, 2023

Revenue was $194.8 million, an increase of 28% from $152.3 million for the same period in the prior year. The increase was largely driven by $13.7 million higher revenue due to higher gold prices, $10.4 million higher revenue due to higher silver prices, $19.8 million higher revenue from higher volume from streams and related interests and $4.9 million higher revenue from higher attributable ounces from royalties. Higher volume from streams and related interests were driven by higher deliveries from Northparkes, Cerro Lindo, Allied Streams and the initial ounces, partially offset by lower deliveries from ATO and Moss. Higher volume from royalties was largely due to higher attributable royalty ounces from Beta Hunt and Camino Rojo as well as attributable royalty ounces from Kensington, which began paying earlier this year, partially offset by lower attributable royalty ounces from Fosterville.

The average market gold price and actual gold sales volume for our streams and related interests were $2,296 per ounce, and 33,466 ounces, respectively, compared to $1,930 per ounce and 25,042 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $27.22 per ounce and 2.5 million ounces, respectively, compared to $23.40 per ounce and 2.4 million ounces, respectively, in the prior year.

Cost of sales represents the price of metals acquired under our stream agreements and related interests, cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $86.0 million (including depletion) from streams and related interests and royalties, compared to $76.7 million (including depletion) from streams and related interests and royalties for the same period in the prior year. Cost of sales for the nine months ended September 30, 2024, included $6.9 million of costs relating to metal delivered from Agbaou and Bonikro based on production for the pre-closing period of January 1, 2024, to August 14, 2024, which were recorded at the prevailing market price. Higher cost of sales was also driven by higher deliveries from the Cerro Lindo and Northparkes streams, partially offset by lower deliveries from ATO and Moss.

Gross profit was $108.8 million, an increase of 44% from $75.6 million for the same period in the prior year. The increase was largely driven by higher stream deliveries from Northparkes and Cerro Lindo, combined with higher realized gold and silver prices and attributable royalty ounces from Kensington which began paying earlier this year, partially offset by lower deliveries from the Moss stream and lower attributable royalty ounces from Fosterville.

General administration costs were $17.1 million, compared to $15.3 million for the same period in the prior year. Higher costs for the nine months ended September 30, 2024, were largely driven by higher employee costs driven by additional headcount due to increased business needs as well as impact of a higher share price on share-based payments.

Business development costs were $3.0 million, in line with $3.3 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Impairment charges and expected credit losses of $148.0 million was largely due to impairments and expected credit losses taken on the Nevada Copper stream and related interests ($104.1 million) as well as impairments and expected credit losses taken on the Moss stream and related interests ($40.1 million). Refer to the Critical Accounting Estimates and Judgments section for more detail.

The increase in the fair value of our prepaid gold interests for the nine months ended September 30, 2024, was $7.3 million, compared to $3.9 million for the same period in the prior year. This increase is largely driven by higher market gold prices during the period.

The decrease in the fair value of investments represents the decrease in the market value of our equity investments during the period.

Finance costs, net was $4.2 million, compared to $3.1 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The increase is largely driven by lower interest received during the period.

Income tax expense was $4.3 million, compared to a recovery of $0.5 million in the same period in the prior year. The income tax recovery for the same period in the prior year was largely driven by tax recovery associated with impairment charges.

Net loss was $64.4 million compared to net earnings of $26.5 million for the same period in the prior year. The loss was largely driven by the impairment charges from Nevada Copper and Moss, partially offset by a higher gross profit across the portfolio driven by higher metal prices as well as higher metal deliveries.

Condensed Statements of Cash Flows

The following table presents summarized consolidated statements of cash flow information for the three and nine months ended September 30, 2024, and September 30, 2023:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2024	2023	2024	2023
Operating cash flow before working capital and taxes	$60,931	$38,380	$157,508	$120,202
Income taxes paid	(1,858)	(2,531)	(6,735)	(5,614)
Operating cash flow before working capital	59,073	35,849	150,773	114,588
Change in working capital	2,725	901	(743)	1,906
Operating cash flow	61,798	36,750	150,030	116,494
Net Cash used in investing activities	(60,776)	(23,329)	(82,196)	(203,300)
Net Cash (used in) from financing activities	1,557	(15,450)	(61,593)	30,096
Effect of exchange rate changes on cash and cash equivalents	(40)	(66)	(18)	(45)
Increase (decrease) in cash during the period	2,539	(2,095)	6,223	(56,755)
Cash and cash equivalents at beginning of period	21,063	16,438	17,379	71,098
Cash and cash equivalents at end of period	$23,602	$14,343	$23,602	$14,343

Three months ended September 30, 2024, compared to three months ended September 30, 2023

Operating cash flow was $61.8 million, a quarterly record, and an increase of 68% compared to $36.8 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes. Operating cash flow before working capital and taxes was $60.9 million, an increase of 59% from $38.4 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests as a result of higher realized metal prices and higher deliveries, partially offset by higher general administration costs.

Net cash used in investing activities was $60.8 million, compared to $23.3 million for the same period in the prior year. Net cash used in investing activities for the three months ended September 30, 2024, consisted of the acquisition of the Allied Streams and the initial ounces for $53.0 million, and the acquisition of the Additional Tamarack Royalty for $8.0 million. Net cash used in investing activities for the three months ended September 30, 2023, largely included $16.6 million for the acquisition of an additional royalty interest in Stawell, $3.4 million of funding for the Prieska royalty, and $3.3 million of long-term loans.

Net cash from financing activities was $1.6 million, compared to net cash used in financing activities of $15.5 million for the same period in the prior year. Net cash from financing activities for the three months ended September 30, 2024, largely consisted of a $53.0 million drawdown on the Credit Facility, partially offset by dividend payments of $11.1 million and $38.0 million in Credit Facility repayments. Net cash used in financing activities for the three months ended September 30, 2023, largely consisted of Credit Facility repayments of $15.0 million, dividend payments of $10.6 million and $3.2 million paid to purchase shares under the NCIB, partially offset by a $15.0 million drawdown from the Credit Facility.

Nine months ended September 30, 2024 compared to nine months ended September 30, 2023

Operating cash flow was $150.0 million an increase of 29% compared to $116.5 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes. Operating cash flow before working capital and taxes was $157.5 million, an increase of 31% from $120.2 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests, partially offset by higher general administration costs.

Net cash used in investing activities was $82.2 million, compared to $203.3 million for the same period in the prior year. Net cash used in investing activities in 2024 included the acquisition of the Allied Streams and the initial ounces for $53.0 million, acquisition of loans for $14.6 million, acquisition of the Additional Tamarack Royalty for $8.0 million, and $5.0 million for the acquisition of the Steppe Gold Prepaid Gold Interest, partially offset by proceeds from sale of investments of $2.8 million. Net cash used in investing activities in 2023, included $146.0 million of net cash outflows pursuant to the Maverix Metals Inc. (“Maverix”) acquisition, $37.3 million for asset acquisitions mainly related to an additional royalty interest in Stawell and for a royalty on Agbaou, and $20.7 million for the acquisition of long-term loans, partially offset by $2.0 million of proceeds from the buy-back of the Eastern Borosi royalty by the operator.

Net cash used in financing activities was $61.6 million, compared to net cash from financing activities of $30.1 million for the same period in the prior year. Net cash used in financing activities for 2024 largely consisted of $85.0 million in Credit Facility repayments, $32.2 million of dividend payments, and $5.0 million paid to purchase shares under the NCIB, partially offset by $63.0 million of drawdowns from the Credit Facility. Net cash from financing activities for 2023 largely consisted of $130.0 million of drawdowns from the Credit Facility and $17.2 million of proceeds from the exercise of options and warrants, partially offset by Credit Facility repayments of $65.0 million, dividend payments of $30.7 million, and $16.3 million paid to purchase shares under the NCIB.

Liquidity and Capital Resources

As at September 30, 2024, our cash and cash equivalents were $23.6 million, compared to $17.4 million as at December 31, 2023. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

Credit Facility

The Company currently has a Credit Facility of $500.0 million with an additional uncommitted accordion of up to $200.0 million for a total availability of up to $700.0 million, maturing on August 30, 2026. As at September 30, 2024, the Credit Facility balance was $35.0 million.

Finance costs relating to the Credit Facility for the three months ended September 30, 2024, were $1.5 million, including interest charges, amortization of debt issue costs and standby fees, this compares to finance costs of $1.7 million for the three months ended September 30, 2023. The finance costs for the nine months ended September 30, 2024, was $4.5 million compared to $5.4 million for the same period in the prior year. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at September 30, 2024, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalties.

Quarterly Information1, 2

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
IFRS measures:
Cash and cash equivalents	23,602	21,063	29,361	17,379	14,343	16,438	21,712	71,098
Total assets	1,773,227	1,740,847	1,903,556	1,894,464	1,905,778	1,922,759	1,924,417	1,337,031
Revenue	73,669	63,581	57,528	51,739	49,425	52,591	50,269	43,886
Net earnings (loss)	29,649	(111,437)	17,424	9,755	(6,041)	16,034	16,534	15,460
Earnings (loss) per share (basic and diluted)	0.15	(0.55)	0.09	0.05	(0.03)	0.08	0.09	0.10
Operating cash flow	61,798	49,357	38,875	37,644	36,750	40,875	38,870	36,721
Operating cash flow per share	0.31	0.25	0.19	0.19	0.18	0.20	0.20	0.24

Non-IFRS measures[3]:
GEOs	29,773	27,192	27,794	26,243	25,629	26,616	26,599	25,428
Adjusted Net Earnings	29,611	26,302	23,203	17,754	20,415	18,556	15,284	17,429
Adjusted Net Earnings per share	0.15	0.13	0.12	0.09	0.10	0.09	0.08	0.11
Adjusted EBITDA	63,447	52,961	48,068	41,017	39,925	42,053	39,436	33,848
Average gold price[4]	2,474	2,338	2,070	1,971	1,928	1,976	1,890	1,726
Average silver price[5]	29.43	28.84	23.34	23.20	23.57	24.13	22.55	21.17

1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the third quarter of 2024 we achieved record revenue and operating cash flows driven by higher metal prices and higher deliveries from Cerro Lindo and Northparkes. We also completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines, as well as the acquisition of the Additional Tamarack Royalty (see Key Developments section of this MD&A). In the second quarter of 2024 we achieved record operating cash flows. In the first quarter of 2024 we reached a settlement on the Kensington litigation with Coeur, which subsequently began paying. In the fourth quarter of 2023, we acquired a Gross Revenue royalty on the Johnson Camp Mine, operated by Excelsior. In the third quarter of 2023, we acquired an additional royalty interest in Stawell.  In the second quarter of 2023, we acquired the Agbaou royalty and in the first quarter of 2023 we completed the Maverix acquisition. In the fourth quarter of 2022, we increased our NSR royalty on Nevada Copper’s open pit project.

Commitments and Contingencies

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

As of September 30, 2024, we had significant commitments to make per-ounce cash payments for precious metals and copper pursuant to the terms of the metals purchase and sale agreements and prepaid interests, as detailed in the following table:

Attributable
				volume	Per unit
Mineral interest	Commodity	Inception date	Unit	purchased	cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[4]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[5]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	Ounce	70%[6]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[7]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[7]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023	Ounce	25%	25% of spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	Ounce	3%[9]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	Ounce	3%[10]	10% of spot	Life of mine

Prepaid interests
Auramet	Gold	Jan. 19, 2023	Ounce	1,250 ounces per quarter	16% of spot	Until certain commercial conditions are achieved	[8]

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.
5.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
6.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
7.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.
8.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.
9.	3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.
10.	3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.

Investments in Stream and Royalty Interests

As of September 30, 2024, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)	Payments	Triggering Event
Centerra Gold Inc.[1]	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Silvercorp Metals[2]	Silvertip	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation	Portfolio of royalties	Up to $15 million	Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation	Portfolio of royalties	Up to $10 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.	Prieska Copper‐Zinc Mine (Gold and Silver Stream)	$80 million[3]	Conditional upon certain conditions.

1.	Kemess stream agreement is with AuRico Metals Inc., a subsidiary of Centerra Gold Inc.
2.	Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals Inc. (“Silvercorp”). The payment of the deferred equity consideration is payable to Silvercorp.
3.	Upon the condition of obtaining the South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days. Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$405	$710	$666	$90	$1,871
Lease interest[1]	113	151	55	—	319
Debt repayments[2]	—	35,000	—	—	35,000
Debt interest[2]	2,516	2,334	—	—	4,850
Standby charges[2]	1,831	1,676	—	—	3,507
	$4,865	$39,871	$721	$90	$45,547

1.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2029.
2.	Represents the Credit Facility, which matures on August 30, 2026. Subsequent to the quarter-end, we repaid $10.0 million of the Credit Facility, leaving a balance of $25.0 million.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under ‘‘Contractual Obligations and Commitments’’.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 of the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often-competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. For additional information about these risks see the “Risk and Risk Management” section of the Company’s most recent Annual Report and the “Risk Factors” section of the Company’s most recent AIF, both of which are available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of September 30, 2024.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control framework was designed based on the criteria set forth in Internal  Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three and nine months ended September 30, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2024, using the COSO framework. Based on management’s assessment, the Company’s internal control over financial reporting was effective as at September 30, 2024.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Our material accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

Newly Enacted Excessive Interest and Financing Expenses Limitation (“EIFEL”) Rules

The Company is within the scope of the newly enacted Excessive Interest and Financing Expenses Limitation (“EIFEL”) rules, effective for taxation years beginning on or after October 1, 2023. Under the legislation, the Company and its Canadian subsidiaries are generally restricted on the deductibility of their respective interest and financing expense to the extent of an amount that is equal to a fixed percentage of the Company’s adjusted taxable income (as defined in the Federal Income Tax Act), subject to certain adjustments. For the three and nine months ended September 30, 2024, there were no material restrictions on the deductibility of the interest and financing expense for the Company and its Canadian subsidiaries.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 4 to the Annual Financial Statements and in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements of Triple Flag Precious Metals Corp for the three and nine months ended September 30, 2024.

Impairment charges and expected credit losses

In accordance with the Company’s accounting policy, management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed.

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Impairments in the carrying value of each cash-generating unit (“CGU”) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”), which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in the ‘‘Impairment charges and expected credit losses’’ line within the condensed interim consolidated statements of income (loss).

In accordance with the Company’s accounting policy, loans receivable and receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to make contractual payments for a period of greater than 120 days past due, the failure of a debtor to engage in a repayment plan, and the inability of a debtor to fulfil a repayment plan. Impairment losses on loans receivable and receivables are presented as impairment charges within the ‘‘Impairment charges and expected credit losses’’ line in the condensed interim consolidated statements of income (loss). Subsequent recoveries of amounts previously written off are credited against the same line item.

For the three and nine months ended September 30, 2024, and 2023, Triple Flag recorded the following impairment charges and expected credit losses in the condensed interim consolidated statements of income (loss):

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
Mineral interest impairment charges
Nevada Copper[1]	$—	$—	$83,920	$—
Elevation Gold[2]	—	—	18,688	—
Renard	—	8,448	—	8,448
Other	—	6,836	4,438	6,836

Loan receivables impairment charges and expected credit losses
Nevada Copper[1]	—	—	20,197	—
Elevation Gold[2]	—	974	21,380	974
Renard	—	11,720	(589)	11,720
Other	—	103	—	103
Total impairment charges and expected credit losses	$—	$28,081	$148,034	$28,081

No impairment charges or impairment reversals were recorded for the three months ended September 30, 2024.

1.	Nevada Copper

Triple Flag acquired a 97.5% fixed ratio gold and silver stream on the Pumpkin Hollow underground mine, operated by Nevada Copper in 2018. As at the previous year end, December 31, 2023, Triple Flag also had the Tranche A-2 secured loan receivable from Nevada Copper of $11.8 million, which carried interest at SOFR plus an adjustment spread and a fixed margin. The loan matures on July 31, 2029, and can be repaid prior to maturity with no penalty.

As of June 30, 2024, Triple Flag had funded a cumulative total of $20.0 million to Nevada Copper, $15.1 million through the Tranche A-2 secured loan receivable and $4.9 million through unsecured funding. The funding was provided as part of the restart financing package for operations at the Pumpkin Hollow underground mine, and for working capital purposes.

During the three months ended June 30, 2024, Nevada Copper experienced financial difficulties, including increased ramp-up costs associated with the underground mine, failure to obtain funding through a change of control transaction and failure to secure additional interim funding from key stakeholders. This resulted in Nevada Copper filing a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court of the District of Nevada on June 10, 2024.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024. Management performed an impairment analysis for the Nevada Copper stream interest in accordance with IAS 36 Impairment of Assets (“IAS 36”), and for the loan receivables under IFRS 9 Financial Instruments (“IFRS 9”).

Triple Flag considered a variety of factors to determine the recoverable amount of the Nevada Copper stream and the recoverability of the loan receivable, including expected cash flows to be recovered from the Chapter 11 process under various scenarios, the contractual terms of the stream agreement in a Chapter 11 process, and Triple Flag’s security and position in Nevada Copper’s creditor rankings relative to other secured creditors. Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivables and determined that the recoverable amount of the Nevada Copper gold and silver stream was nil as of June 30, 2024, resulting in an impairment charge of $104.1 million.

Triple Flag also has a 2.0% NSR royalty on the Pumpkin Hollow open pit project and a 2.0% NSR royalty on the Tedeboy exploration project. Management performed impairment analysis over these royalty interests by considering a variety of factors, including relevant production and commodity price scenarios, various production start date scenarios, and relevant contractual rights of the royalty agreements. Triple Flag concluded that the recoverable amount exceeded the carrying amount of $46.2 million, and as such, no impairment charge was recognized related to Triple Flag’s royalty interests in the condensed interim consolidated statement of income (loss).

Concurrent with the Chapter 11 process, a sale process in accordance with Section 363 of the U.S. Bankruptcy Code was initiated by Nevada Copper.  On August 9, 2024, Nevada Copper entered into an asset purchase agreement with an affiliate of Kinterra Capital Corp, (“buyer”) pursuant to which the buyer agreed to purchase substantially all of the assets of Nevada Copper and its subsidiaries.  The transaction was approved by order of the United States Bankruptcy Court, entered on September 27, 2024.  The transaction closed on October 9, 2024.   Triple Flag has not recovered any portion of the Tranche A-2 secured loan receivable or amounts payable under the gold and silver stream agreement. The royalties were unaffected by the conclusion of the Chapter 11 sale process.

As at September 30, 2024, the Company did not identify any indicators of impairment losses previously recognized which should be reversed or partially reversed.

2.	Elevation Gold

Triple Flag acquired the 100% silver stream on the Moss mine, operated by Elevation Gold, as part of the Maverix acquisition in January 2023. In conjunction with this transaction, Triple Flag also acquired a $10.2 million loan receivable from Elevation Gold, which had an outstanding balance receivable of $17.7 million as of December 31, 2023. As of December 31, 2023, Triple Flag also had promissory and demand notes receivable from Elevation Gold of $6.5 million and recorded a provision for expected credit losses of $9.7 million against these loans. The loan receivable accrues interest at an interest rate of 10% per annum and is repayable on or before February 28, 2025.

As at March 31, 2024, Triple Flag had a total of $30.7 million loan receivable and promissory and demand notes receivable from Elevation Gold, and a total provision for expected credit losses of $16.6 million related to the loan receivables.

As at March 31, 2024, Triple Flag identified an indicator of impairment for its stream interest in the Moss mine. As a result, the Company performed an impairment assessment considering relevant production and commodity price scenarios. The Company concluded that the recoverable amount exceeded the carrying amount and as such, no impairment charge was recognized in the condensed interim consolidated statement of income for the three months ended March 31, 2024.

During the three months ended June 30, 2024, Elevation Gold continued to experience financial difficulty due to lower-than-expected production. As a result, Elevation Gold suspended royalty/finder fee payments and silver stream delivery obligations. This resulted in one royalty holder filing a claim in the Arizona State Superior Court against Elevation Gold for amounts owing pursuant to their royalty agreement. Elevation Gold reported on July 30, 2024, that it filed an application for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) and proceeded with an interim cessation of active mining from the open pit at the Moss mine.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024, and performed an impairment analysis for the Elevation Gold stream interest in accordance with IAS 36, and for the loan receivables and promissory and demand notes under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Elevation Gold stream and the recoverability of the loan receivable and promissory and demand notes, including cash flows expected to be recovered from the CCAA process under various scenarios, as well as Triple Flag’s security and creditor ranking. Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and promissory and demand notes and determined that the recoverable amount of the Elevation Gold stream was nil as of June 30, 2024, resulting in a total impairment and expected credit loss charge of $40.1 million.

As at September 30, 2024, the Company did not identify any indicators of impairment losses previously recognized which should be reversed or partially reversed.

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands, except average gold price and GEOs information)	2024	2023	2024	2023
Revenue	73,669	49,425	194,778	152,285
Average gold price per ounce	2,474	1,928	2,296	1,930
GEOs	29,773	25,629	84,759	78,844

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments;
●	non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Nine months ended
	September 30		September 30
($ thousands, except share and per share information)	2024	2023	2024	2023
Net earnings (loss)	$29,649	$(6,041)	$(64,364)	$26,527
Impairment charges and expected credit losses[1]	—	28,081	148,034	28,081
Loss on disposal of mineral interests[2]	—	—	—	1,000
Foreign currency translation (gain) loss	(10)	327	(105)	275
(Increase) decrease in fair value of investments	(35)	1,919	1,731	1,988
Income tax effect	7	(3,871)	(6,179)	(3,617)
Adjusted net earnings	$29,611	$20,415	$79,117	$54,254
Weighted average shares outstanding – basic	201,456,258	201,839,092	201,282,930	198,589,730
Net earnings (loss) per share	$0.15	$(0.03)	$(0.32)	$0.13
Adjusted net earnings per share	$0.15	$0.10	$0.39	$0.27

1.	Impairment charges and expected credit losses for the nine months ended September 30, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Moss stream and related interests. Impairment charges and expected credit losses for the three and nine months ended September 30, 2023, are largely due to impairments taken on the Renard Mine and related interests, operated by the Stornoway Diamond Corporation.
2.	Loss on disposal of mineral interests for the nine months ended September 30, 2023 represent the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands)	2024	2023	2024	2023
Operating cash flow	$61,798	$36,750	$150,030	$116,494
Acquisition of other assets	—	—	—	—
Free cash flow	$61,798	$36,750	$150,030	$116,494

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;
●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments;
●	non-cash cost of sales related to prepaid gold interests and other; and
●	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, non-cash cost of sales related to prepaid gold interests and other and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended		Nine months ended
	September 30		September 30
($ thousands)	2024	2023	2024	2023
Net earnings (loss)	$29,649	$(6,041)	$(64,364)	$26,527
Finance costs, net	1,499	539	4,172	3,117
Income tax expense (recovery)	1,272	(3,532)	4,250	(540)
Depletion and amortization	21,578	16,904	56,629	48,756
Impairment charges and expected credit losses[1]	—	28,081	148,034	28,081
Loss on disposal of mineral interests[2]	—	—	—	1,000
Non-cash cost of sales related to prepaid gold interests and other	9,494	1,728	14,130	12,209
Foreign currency translation (gain) loss	(10)	327	(105)	275
(Increase) decrease in fair value of investments	(35)	1,919	1,731	1,988
Adjusted EBITDA	$63,447	$39,925	$164,477	$121,413

1.	Impairment charges and expected credit losses for the nine months ended September 30, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Moss stream and related interests. Impairment charges and expected credit losses for the three and nine months ended September 30, 2023, are largely due to impairments taken on the Renard Mine and related interests, operated by the Stornoway Diamond Corporation.
2.	Loss on disposal of mineral interests for the nine months ended September 30, 2023 represents the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Nine months ended
	September 30		September 30
($ thousands except Gross profit margin and Asset margin)	2024	2023	2024	2023
Revenue	$73,669	$49,425	$194,778	$152,285
Less: Cost of sales	(37,006)	(23,616)	(85,952)	(76,656)
Gross profit	36,663	25,809	108,826	75,629
Gross profit margin	50%	52%	56%	50%
Gross profit	$36,663	$25,809	$108,826	$75,629
Add: Depletion	21,492	16,811	56,368	48,479
Add: Non-cash cost of sales related to prepaid gold interests and other	9,494	1,728	14,130	12,209
	67,649	44,348	179,324	136,317
Revenue	73,669	49,425	194,778	152,285
Asset margin	92%	90%	92%	90%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent AIF, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this MD&A is not incorporated by reference in, and does not form part of, this MD&A.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs and our other guidance under “2024 Guidance” in this MD&A). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed AIF, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.